As filed with the Securities and Exchange Commission on June 28, 2000




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF --- 1934.



    For the fiscal year ended December 31, 1999
                              -----------------

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT --- OF 1934.

     For the transition period from                      to
                                    --------------------   --------------------

                         Commission file number 1-9390
                                                ------





                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                            (Full title of the Plan)



                              JACK IN THE BOX INC.
          (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                               San Diego, CA 92123
                    (Address of principal executive offices)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                 (formerly Foodmaker, Inc. Easy$aver Plus Plan)

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Independent Auditors' Report                                              1

Statements of Net Assets Available for Benefits                           2

Statements of Changes in Net Assets Available for Benefits                3

Notes to Financial Statements                                             4

Schedule I - Schedule of Assets Held for Investment
  Purposes at End of Year                                                10

                          Independent Auditors' Report
                          ----------------------------

The Participants and the Administrative Committee
Jack in the Box Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan (formerly Foodmaker, Inc. Easy$aver Plus Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  KPMG LLP


San Diego, California
June 20, 2000

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 31
                                               --------------------------------
                                                   1999                1998
                                               -------------      -------------

Assets

Investments (Note 3).......................... $  61,425,578     $  53,003,137
Receivables:
    Contributions from participants...........       156,477                 -
    Contributions from employer...............        45,434                 -
    Loan repayment............................        64,009                 -
    Due from broker...........................       130,720            47,816
    Interest..................................        67,614           109,055
                                               -------------     -------------
                                                     464,254           156,871
                                               -------------     -------------
Cash..........................................             -           942,398
                                               -------------     -------------
         Total assets.........................    61,889,832        54,102,406
                                               -------------     -------------

Liabilities

Accrued expenses..............................      (184,191)          (98,810)
Due to broker.................................      (174,514)         (232,222)
                                               -------------     -------------
         Total liabilities....................      (358,705)         (331,032)
                                               -------------     -------------

Net assets available for benefits............. $  61,531,127     $  53,771,374
                                               =============     =============


                 See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 31
                                               --------------------------------
                                                    1999              1998
                                               --------------     -------------

Additions

Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments (Note 3).................... $   3,014,639     $   5,512,460
    Interest..................................     1,180,672         1,165,371
    Dividends.................................       539,948           659,527
                                               -------------     -------------
                                                   4,735,259         7,337,358
                                               -------------     -------------
  Contributions
    Participants'.............................     5,114,870         4,137,199
    Employer's................................     1,397,309         1,153,920
                                               -------------     -------------
                                                   6,512,179         5,291,119
                                               -------------     -------------
         Total additions......................    11,247,438        12,628,477
                                               -------------     -------------


Deductions

Deductions in net assets attributed to:
  Benefits paid to participants...............    (3,342,440)       (3,630,994)
  Administrative expenses.....................      (145,245)         (114,240)
                                               -------------     -------------
         Total deductions.....................    (3,487,685)       (3,745,234)
                                               -------------     -------------
         Net increase.........................     7,759,753         8,883,243

Net assets available for benefits:

  Beginning of year...........................    53,771,374        44,888,131
                                               -------------     -------------
  End of year................................. $  61,531,127     $  53,771,374
                                               =============     =============


                 See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

The following brief description of the Jack in the Box Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. On October 4, 1999 the Plan name was changed from the Foodmaker, Inc. Easy$aver Plus Plan to the Jack in the Box Inc. Easy$aver Plus Plan.

General - The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Jack in the Box Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). Mellon Bank, N.A., as the trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Dreyfus Service Corporation.

The Plan covers substantially all regular administrative, clerical, warehouse and distribution employees, and maintenance and equipment technicians of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and have attained age 21. Effective April 1, 1996, the one year of service requirement was changed to one year of service in which the employee is credited with at least 1,000 hours of service. Participation by eligible employees is voluntary.

Contributions - Participants can elect to have the Company contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions not to exceed $10,000 in 1999 and 1998. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. Except as described below, the Company has made matching contributions equal to 50% of each participant's first 4% of compensation deferred. Effective April 3, 1995, the Company temporarily suspended matching contributions. Effective October 2, 1995, the Company reinstated matching contributions. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, participants were no longer able to make after-tax contributions to the Plan.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


1.   DESCRIPTION OF THE PLAN (continued)

Vesting - Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. During the year ended December 31, 1999 no forfeitures were used to reduce employer contributions. During the year ended December 31, 1998 forfeitures in the amount of $51,517 were used to reduce employer contributions. As of December 31, 1999, plan assets included $16,122 of unallocated forfeitures.

Participant Accounts - As of December 31, 1999, the trustee maintains thirteen investment funds. Effective February 1, 1999, the Crabbe Huson Special Fund was frozen to new investments in the Plan. Effective February 1, 2000, the Crabbe Huson Special Fund will be removed from the Plan and any remaining balances on that date will be transferred into the Dreyfus Certus Stable Value Fund. Effective February 1, 1999, the MAS Mid Cap Growth Advisers Fund was added as a new investment option in the Plan. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the twelve active investment funds allocated in multiples of 10% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service ("IRS") regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investments - The Plan's common/collective trust funds are stated at fair value. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

The Plan's guaranteed investment contracts with insurance companies are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals and certain expenses (see Note 4).

Use of Estimates - The Plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Accounting Standard Adopted - In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

3.   INVESTMENTS

Investments consist of the following at December 31, 1999 and 1998:

                                                       December 31, 1999                     December 31, 1998
                                               ----------------------------------    ----------------------------------
                                                                      Fair                                  Fair
   Description of Investments                       Cost             Value                 Cost            Value
  ---------------------------------------------------------------------------------------------------------------------

  TBC, Inc. Pooled Employee Fund............   $      48,486    $     48,486         $      30,250    $      30,250

  Guaranteed Investment Contracts...........               -               -             2,195,486        2,195,486 (1)

  Dreyfus Certus Stable Value
    Fund (cost per share of $1.00 in
    1999 and 1998)..........................      14,817,184      14,817,184            10,839,575       10,839,575

  Dreyfus Short-Intermediate
    Government Fund (cost per
    share of $10.88 in 1999 and
    $11.03 in 1998).........................       1,502,134       1,430,322             1,319,952        1,290,146

  Dreyfus Disciplined Stock Fund
    (cost per share of $31.08 in 1999
     and $28.75 in 1998)....................       9,209,858      12,671,542             7,920,226       10,319,987

  Dreyfus Lifetime Income Fund
    (cost per share of $13.50 in 1999
    and $13.52 in 1998).....................         638,713         613,246               420,382          417,460

  Dreyfus Lifetime Growth &
    Income Fund (cost per share of
    $15.73 in 1999 and $15.42 in 1998)......      10,990,366      11,719,442            10,974,360       12,366,586

  Dreyfus Lifetime Growth Fund
    (cost per share of $17.60 in 1999
     and $17.03 in 1998)....................       2,391,005       2,427,226             1,346,244        1,396,706

  Neuberger & Berman Guardian
    Trust (cost per share of $16.47 in
    1999 and $17.18 in 1998)................       1,477,735       1,268,907             1,331,713        1,252,369



(1) Represents contract value which approximates fair value at December 31, 1998.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

3. INVESTMENTS (continued)

Investments consist of the following at December 31, 1999 and 1998:

                                                      December 31, 1999                     December 31, 1998
                                              ----------------------------------    -------------------------------
                                                                     Fair                                  Fair
  Description of Investments                        Cost             Value                Cost            Value
  -----------------------------------------------------------------------------------------------------------------
  Crabbe Huson Equity Fund
    (cost per share of $18.52 in 1999
    and $19.21 in 1998)....................   $     732,441     $     696,024       $     549,097     $     469,256

  Heartland Value Fund
    (cost per share of $32.56 in 1999
     and $33.62 in 1998)...................       1,348,699         1,512,122           1,443,448         1,257,717

  Crabbe Huson Special Fund
    (cost per share of $12.60 in 1999
     and $12.77 in 1998)...................         177,688           121,798             238,006           148,884

  MAS Mid Cap Growth
    Advisers Fund (cost per share
    of $26.00 in 1999).....................         991,173         1,181,991                   -                 -

  Warburg Pincus International
    Equity Fund (cost per share of
    $19.94 in 1999 and $19.83 in 1998).....         829,813         1,154,566             661,690           593,643

  Jack in the Box Inc. Common Stock........       5,443,849         7,100,529           3,290,378         6,142,289

  Participant loans receivable.............       4,662,193         4,662,193           4,282,783         4,282,783
                                              -------------     -------------       -------------     -------------

                                              $  55,261,337     $  61,425,578       $  46,843,590     $  53,003,137
                                              =============     =============       =============     =============

During 1999 and 1998 the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $3,014,639 and $5,512,460 as follows:

                                                                                         1999             1998
                                                                                    -------------     -------------
  Mutual funds.............................................................         $   3,691,026     $   3,441,227
  Common stock.............................................................             (676,387)         2,071,233
                                                                                    -------------     -------------

                                                                                    $   3,014,639     $   5,512,460
                                                                                    =============     =============

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Guaranteed investment contracts ("GIC's") guarantee a fixed rate of interest over a specified period of time. Funds may be withdrawn from any GIC by the Plan, prior to the maturity of the GIC, in order to meet the withdrawal elections by the Plan participants from the Certus Stable Value Fund. The average yield on these contracts was 6.3% for the plan year ended December 31, 1998. The crediting interest rates on these contracts approximated the average yield as of December 31, 1998. During 1999, the Plan's GIC's matured and the funds were reinvested in the Certus Stable Value Fund, a collective investment fund which invests mainly in guaranteed investment contracts.

5.   FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated April 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. On November 28, 1995, the IRS issued a favorable tax determination letter related to these restatements. The Plan was further restated effective January 1, 1996. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

Schedule I

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
         Schedule of Assets Held for Investment Purposes at End of Year
                             As of December 31, 1999

                                                              (c)
                     (b)                       Description of Investment Including
           Identity of Issue, Borrower,          Maturity Date, Rate of Interest,                         (d)               (e)
    (a)      Lessor, or Similar Party           Collateral, Par or Maturity Value                        Cost          Current Value
  -------- ---------------------------------- -------------------------------------------------------------------------------------
  Common/Collective Trust Funds

     *     The Boston Company             48,486 shares of TBC, Inc. Pooled Employee Fund           $    48,486        $    48,486

     *     Certus Asset Advisors          14,817,184 shares of Dreyfus Certus Stable Value Fund      14,817,184         14,817,184
                                                                                                     ----------         ----------

                                                                                                     14,865,670         14,865,670
                                                                                                     ----------         ----------



     *     Jack in the Box Inc.           343,228 shares of Jack in the Box Inc. Common Stock         5,443,849          7,100,529

     *     Participant loans              Interest rates ranging from 8.5% to 11.5%                           -          4,662,193

(continued)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
         Schedule of Assets Held for Investment Purposes at End of Year
                             As of December 31, 1999

                                                                  (c)
                          (b)                    Description of Investment Including
           Identity of Issue, Borrower,            Maturity Date, Rate of Interest,                      (d)               (e)
  (a)        Lessor, or Similar Party             Collateral, Par or Maturity Value                      Cost         Current Value
  ------- ------------------------------------ ------------------------------------------------------------------------------------

  Mutual Funds:

   *    The Dreyfus Corporation            138,062 shares of Dreyfus Short-Intermediate
                                           Government Fund                                           $  1,502,134    $   1,430,322

   *    The Dreyfus Corporation            296,341 shares of Dreyfus Disciplined Stock Fund             9,209,858       12,671,542

   *    The Dreyfus Corporation            47,318 shares of Dreyfus Lifetime Income Fund                  638,713          613,246

   *    The Dreyfus Corporation            698,834 shares of Dreyfus Lifetime Growth & Income Fund     10,990,366       11,719,442

   *    The Dreyfus Corporation            135,827 shares of Dreyfus Lifetime Growth Fund               2,391,005        2,427,226

        Neuberger Berman Mgmt, Inc.        89,739 shares of Neuberger & Berman Guardian Trust           1,477,735        1,268,907

        Liberty Financial Companies        39,547 shares of Crabbe Huson Equity Fund                      732,441          696,024

        Heartland Advisors                 41,428 shares of Heartland Value Fund                        1,348,699        1,512,122

        Liberty Financial Companies        14,097 shares of Crabbe Huson Special Fund                     177,688          121,798

        Miller Anderson & Sherrerd, LLP    38,129 shares of MAS Mid Cap Growth Advisers Fund              991,173        1,181,991

        Warburg, Pincus & Co., LLC         41,606 shares of Warburg Pincus International Equity           829,813        1,154,566
                                                                                                     ------------    -------------
                                                                                                       30,289,625       34,797,186
                                                                                                     ------------    -------------
                                                                                                     $ 50,599,144    $  61,425,578
                                                                                                     ============    =============

   *    Party-in-interest as defined by ERISA.


                 See accompanying Independent Auditors' Report.

                                    EXHIBITS

1.  Consent of KPMG LLP.


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   JACK IN THE BOX INC. EASY$AVER
                                   PLUS PLAN


                                   By:  LAWRENCE E. SCHAUF
                                        ------------------
                                        Lawrence E. Schauf
                                        Member, Administrative Committee
                                        Date:  June 28, 2000

                                                                    Exhibit 1



                          Independent Auditors' Consent

The Board of Directors
Jack in the Box Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Jack in the Box Inc. of our report dated June 20, 2000, relating to the statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999, and the related schedule, which report appears in the December 31, 1999, annual report on Form 11-K of the Jack in the Box Inc. Easy$aver Plus Plan.


                                                     KPMG LLP

San Diego, California
June 28, 2000